UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

CONMED Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

207410101
(CUSIP Number)

JEROME J. LANDE
COPPERSMITH CAPITAL MANAGEMENT, LLC
1370 Sixth Avenue, 25th Floor
New York, New York 10019
(212) 804-8001

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,630,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,630,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON JEROME J. LANDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,630,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,630,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON CRAIG ROSENBLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,630,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,630,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 207410101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 25, 2014, the Issuer entered into a Nomination and Standstill Agreement (the “Agreement”) with Coppersmith Capital, Jerome J. Lande, Craig Rosenblum (collectively, the “Coppersmith Group”) and Curt R. Hartman, in his capacity as a designee of the Coppersmith Group to the Issuer’s board of directors (the “Board”).  The Agreement is effective from February 25, 2014 until the date that is thirty (30) days prior to the expiration of the notice period specified in the Issuer’s advance notice bylaw related to nominations of directors at the 2016 annual meeting of shareholders of the Issuer (the “Covered Period”).  Pursuant to the Agreement, among other things:

•	The Issuer will increase the size of the Board to eleven (11) members and appoint Mr. Lande and Mr. Hartman (the “Coppersmith Designees”) to the Board, effective as of March 1, 2014.

•
The Board will promptly appoint Mr. Lande to the Corporate Governance and Nominating Committee of the Board (the “Nominating Committee”) and the Compensation Committee of the Board and Mr. Hartman to the Audit Committee of the Board.

•
Eugene R. Corasanti will step down as Chairman of the Board and, if elected as a director at the Issuer’s 2014 annual meeting of stockholders (the “2014 Annual Meeting”), will not stand for re-election as a director at the Issuer’s 2015 annual meeting of stockholders (the “2015 Annual Meeting”).

•	Mark E. Tryniski will be appointed as Chairman of the Board, effective immediately.

•
The Nominating Committee and the Board will nominate, recommend and support the Coppersmith Designees and one independent director candidate selected by the Issuer in its sole reasonable discretion from a list of candidates previously provided to the Coppersmith Group (such nominee together with the Coppersmith Designees, the “New Nominees”) for election as directors at the 2014 Annual Meeting.

•
Bruce F. Daniels and Stuart J. Schwartz will not stand for re-election as directors at the 2014 Annual Meeting, such that the size of the Board will decrease to ten (10) members immediately following the 2014 Annual Meeting.

•
Should any New Nominee be elected as a director at the 2014 Annual Meeting, the Nominating Committee and the Board will nominate, recommend and support such New Nominee(s) for election as directors at the 2015 Annual Meeting.

•	The Coppersmith Group has agreed to vote all of the Shares that it beneficially owns in favor of the election of the Issuer’s slate of directors at the 2014 and 2015 Annual Meetings.

CUSIP NO. 207410101

•
The Coppersmith Group agreed to certain standstill provisions that remain in effect for the duration of the Covered Period.  These provisions restrict the Coppersmith Group and certain of its affiliates and associates from, among other things, engaging in certain proxy solicitations, soliciting consents from stockholders, seeking to influence the voting of any Issuer securities, making certain stockholder proposals, proposing or participating in certain extraordinary corporate transactions involving the Issuer, calling meetings of stockholders, seeking additional representation on the Board or nominating candidates for election to the Board other than in accordance with the Agreement, seeking to remove any of the Issuer’s directors or taking any action to influence the Board or the Issuer’s management.

The foregoing description of the terms and conditions of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,206,496 Shares outstanding, as of February 19, 2014, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2014.

A.	Coppersmith Capital

(a)	Coppersmith Capital, as the Investment Manager of the Coppersmith Accounts, may be deemed the beneficial owner of the 1,630,800 Shares held in the Coppersmith Accounts.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 1,630,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,630,800
4. Shared power to dispose or direct the disposition: 0

(c)	There have been no transactions in the Shares by Coppersmith Capital with respect to the Shares held in the Coppersmith Accounts since the filing of the initial Schedule 13D.

B.	Mr. Lande

(a)	Mr. Lande, as a Managing Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,630,800 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,630,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,630,800

CUSIP NO. 207410101

(c)
Mr. Lande has not entered into any transactions in the Shares since the filing of the initial Schedule 13D.  There have been no transactions in the Shares by Coppersmith Capital with respect to the Shares held in the Coppersmith Accounts since the filing of the initial Schedule 13D.

C.	Mr. Rosenblum

(a)	Mr. Rosenblum, as a Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,630,800 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,630,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,630,800

(c)
Mr. Rosenblum has not entered into any transactions in the Shares since the filing of the initial Schedule 13D.  There have been no transactions in the Shares by Coppersmith Capital with respect to the Shares held in the Coppersmith Accounts since the filing of the initial Schedule 13D.

Each Reporting Person, as a member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares beneficially owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Agreement described in further detail in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Nomination and Standstill Agreement, dated February 25, 2014, by and among CONMED Corporation, Coppersmith Capital Management LLC, Jerome J. Lande, Craig Rosenblum and Curt R. Hartman.

CUSIP NO. 207410101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2014

COPPERSMITH CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

/s/ Jerome J. Lande
JEROME J. LANDE

/s/ Craig Rosenblum
CRAIG ROSENBLUM